Seaport Global Securities LLC
360 Madison Avenue, 22nd Floor

New York, NY 10017

March 9, 2026

VIA EMAIL & EDGAR

Securities and Exchange Commission Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	SUMA Acquisition Corporation (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-292831)

Dear Ms. Howell:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for itself and the several underwriters, hereby joins the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:30 p.m. Eastern Time on March 10, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

SEAPORT GLOBAL SECURITIES LLC

By:	/s/ Jack Mascone
Name:	Jack Mascone
Title:	Head of Capital Markets

[Signature Page to Acceleration Request Letter]